UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Soleno Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
834203309
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 4, 2022**
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.
** This constitutes a late filing due to inadvertent administrative error.  See the Preliminary Note.

(Continued on following pages)
Page 1 of 19 Pages
Exhibit Index Found on Page 10

13D
CUSIP No. 834203309

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 145,207 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 276,769 Shares, together representing aggregate beneficial ownership of 4.99% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 421,976 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 421,976 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,976 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes (i) 10,103 Shares acquirable within 60 days of the date hereof upon the exercise of 2018 Warrants (as defined in Item 3), and (ii) 266,666 Shares acquirable within 60 days of the date hereof upon the exercise of 2022 Warrants (as defined in Item 3).

2 The percentages set forth herein are calculated based on 8,168,788 Shares outstanding as of May 4, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 9, 2023.

Page 2 of 19 Pages

13D
CUSIP No. 834203309

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 145,207 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 276,769 Shares, together representing aggregate beneficial ownership of 4.99% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,103 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,103 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,103 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 10,103 Shares acquirable within 60 days of the date hereof upon the exercise of 2018 Warrants (as defined in Item 3).

2 The percentages set forth herein are calculated based on 8,168,788 Shares outstanding as of May 4, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 9, 2023.

Page 3 of 19 Pages

13D
CUSIP No. 834203309

1	NAMES OF REPORTING PERSONS Schuler Education Foundation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 145,207 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 276,769 Shares, together representing aggregate beneficial ownership of 4.99% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,873 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,873 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,873 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88% [2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 Includes 266,666 Shares acquirable within 60 days of the date hereof upon the exercise of 2022 Warrants (as defined in Item 3).

2 The percentages set forth herein are calculated based on 8,168,788 Shares outstanding as of May 4, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 9, 2023.

Page 4 of 19 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on January 12, 2018, as amended and supplemented by Amendment No. 1 thereto filed on December 10, 2018, Amendment No. 2 thereto filed on January 3, 2019, Amendment No. 3 thereto filed on July 17, 2020 and Amendment No. 4 thereto filed on April 5, 2022 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

Previously Reported and Current Beneficial Ownership Percentages

Amendment No. 4 to the Prior Schedule 13D reported that as of March 31, 2022, the Reporting Persons beneficially owned an aggregate 21,771,202 Shares; such amount represented 17.5% of the Shares outstanding as of such date.  Subsequently, certain of the Reporting Persons engaged in sales of Shares such that, as of May 24, 2023, the Reporting Persons beneficially own an aggregate 421,976 Shares, representing 4.99% of the Shares outstanding.

Inadvertent Failure to Report Certain One-Percent Aggregate Dispositions

Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that if any material change occurs in the facts set forth in a reporting person’s Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person promptly shall file an amendment to such Schedule 13D.  Rule 13d-2(a) further provides that an acquisition or disposition of securities in an amount equal to one percent or more of the class of securities shall be deemed “material” for purposes of the foregoing amendment requirement.  Due to inadvertent administrative error, the Reporting Persons failed to file six such amendments to the Prior Schedule 13D to report aggregate dispositions of Shares representing one percent or more of the Shares then outstanding.  This Amendment has the purpose, among other things, of reporting each such one-percent aggregate disposition of Shares attributable to such sales.  See Schedules A-G hereto and their accompanying Explanatory Note.

Securities Holdings Resulting in Current Beneficial Ownership of Shares

As of May 24, 2023: (i) the Foundation holds 145,207 Shares; (ii) the Trust holds 10,103 2018 Warrants, issued on December 19, 2018 and expiring on December 19, 2023, each of which is currently exercisable to purchase one Share, for a total of up to 10,103 Shares; and (iii) the Foundation holds 266,666 2022 Warrants, issued on March 31, 2022 and expiring on March 31, 2027, each of which is currently exercisable to purchase one Share, for a total of up to 266,666 Shares.

The 2018 Warrants and the 2022 Warrants are exercisable within 60 days of the date hereof.  Accordingly, pursuant to Rule 13d-3(d) under the Exchange Act, the Trust currently is deemed to have beneficial ownership of the aggregate 10,103 Shares acquirable upon exercise of the 2018 Warrants held by it, and the Foundation currently is deemed to have beneficial ownership of the aggregate 266,666 Shares acquirable upon exercise of the 2022 Warrants held by it.

Item 1. Security and Issuer

This Amendment hereby amends and restates Item 1 of the Prior Schedule 13D in its entirety as follows:

“This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Soleno Therapeutics, Inc. (the “Issuer”).  The principal executive office of the Issuer is 203 Redwood Shores Pkwy, Suite 500, Redwood City, CA 94065.”

Page 5 of 19 Pages

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“
(a)
This Schedule 13D is being filed by Jack W. Schuler (“Mr. Schuler”), the Jack W. Schuler Living Trust (the “Trust”), and the Schuler Education Foundation (the “Foundation”).  Mr. Schuler, the Trust, and the Foundation are together referred to herein as the “Reporting Persons.”

(b)	The address of the principal business office of each of the Reporting Persons is 100 N Field Drive Suite 360, Lake Forest, IL 60045.

(c)	Each of Mr. Schuler and the Trust is principally engaged in the business of investing in securities. The Foundation is a tax-exempt private operating foundation.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schuler is a citizen of the United States. Each of the Trust and the Foundation is organized under the laws of the State of Illinois.”

[Item 3. Amount of Funds or Other Consideration]

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“All purchases of Issuer securities by the Trust and the Foundation, as the case may be, have been funded from such respective entity’s available investment capital.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by deleting the first sentence and inserting in lieu thereof the following:

“The disclosure set forth in Item 3 above and Items 5 and 6 below is hereby incorporated by reference in this Item 4.”

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by deleting the final sentence and inserting in lieu thereof the following:

“Each of the Reporting Persons acquired the securities of the Issuer held by it for investment purposes.  None of the Reporting Persons has made a determination regarding a maximum or minimum amount of Shares or other securities of the Issuer that it may hold at any point in time.  At any time and from time to time, one or more of the Reporting Persons may engage in communications with the Issuer’s management concerning, among other things, the Issuer’s strategy, operations, capital structure, and other matters relating to the Issuer’s business and/or securities.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending upon various factors, including, without limitation, any such communications with management, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, and price levels of the Shares and other securities of the Issuer, the Reporting Persons in the future may take such actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing or selling securities of the Issuer, engaging in hedging transactions with respect to securities of the Issuer, and taking such other actions as the Reporting Persons may consider appropriate for the purpose of maximizing the value of the Reporting Persons’ investment position in the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.”

Page 6 of 19 Pages

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and supplements Item 5 of the Prior Schedule 13D by adding the following thereto:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 8,168,788 Shares outstanding as of May 4, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that it has the right to acquire upon the exercise of 2018 Warrants.  The Foundation has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust and the President of the Foundation.

(e)	As of May 24, 2023, each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that it has the right to acquire upon the exercise of 2018 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	As of May 24, 2023, each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities.

The Foundation

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Foundation is incorporated herein by reference.
(c)
The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Foundation in the past 60 days are set forth on Schedule G hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Foundation has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the President of the Foundation.

(e)	As of May 24, 2023, each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities.

As of May 24, 2023, Mr. Schuler may be deemed to beneficially own, in the aggregate, 421,976 Shares, representing 4.99% of the Shares outstanding.  This amount consists of: (i) 145,207 Shares held by the Foundation; (ii) 10,103 Shares acquirable by the Trust upon the exercise of 2018 Warrants; and (iii) 266,666 Shares acquirable by the Foundation upon the exercise of 2022 Warrants.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares acquirable by the Trust upon the exercise of 2018 Warrants.  As President of the Foundation, Mr. Schuler shares with the Foundation the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Foundation and the Shares that the Foundation has the right to acquire upon the exercise of 2022 Warrants.”

Page 7 of 19 Pages

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.”

Page 8 of 19 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  May 26, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Schuler Education Foundation
/s/ Jack W. Schuler
By Jack W. Schuler, President

Page 9 of 19 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated May 26, 2023
2.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)*
3.	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)*
4.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2018)*
5.	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2018)*
6.	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on March 30, 2022)*

* Filed as an exhibit to the Schedule 13D filed on April 4, 2022

Page 10 of 19 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  May 26, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Schuler Education Foundation
/s/ Jack W. Schuler
By Jack W. Schuler, President

Page 11 of 19 Pages

Explanatory Note to Schedules A-H

As stated in the Preliminary Note, due to inadvertent administrative error, prior to this Amendment the Reporting Persons failed to file six amendments to Schedule 13D, each of which was required, pursuant to Rule 13d-2(a), to report aggregate dispositions of Shares by the Reporting Persons representing one percent or more of the Shares then outstanding (each such one-percent aggregate disposition, a “One-Percent Disposition”).

The first such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on November 4, 2022.  The second such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on November 16, 2022.  The third such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on November 25, 2022.  The fourth such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on December 7, 2022.  The fifth such One-Percent Disposition occurred due to sales of Shares by the Foundation culminating with a sale on February 17, 2023.  The sixth such One-Percent Disposition occurred due to sales of Shares by the Foundation culminating with a sale on February 28, 2023.

In addition, this Amendment reports a final One-Percent Disposition that occurred due to sales of Shares by the Foundation culminating with a sale on May 25, 2023.

Schedules A-G beginning on the next page provide, with respect to each One-Percent Disposition, the trading history required by Item 5(c) of Schedule 13D.

Page 12 of 19 Pages

Schedule A

One-Percent Disposition Culminating with Sale on 11/4/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) November 4, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
10/13/2022	400 (S)	$1.52
10/26/2022	8,842 (S)	$1.26
10/27/2022	9,100 (S)	$1.16
10/28/2022	10,000 (S)	$1.08
10/31/2022	10,000 (S)	$1.00
11/1/2022	10,000 (S)	$0.99
11/2/2022	10,000 (S)	$0.97
11/3/2022	10,000 (S)	$1.01
11/4/2022	10,000 (S)	$0.99

Page 13 of 19 Pages

Schedule B

One-Percent Disposition Culminating with Sale on 11/16/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) November 16, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
11/7/2022	10,000 (S)	$0.99
11/8/2022	10,000 (S)	$0.99
11/9/2022	10,000 (S)	$0.94
11/14/2022	10,000 (S)	$1.07
11/15/2022	10,000 (S)	$1.09
11/16/2022	116,882 (S)	$1.26

Page 14 of 19 Pages

Schedule C

One-Percent Disposition Culminating with Sale on 11/25/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) November 25, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
11/17/2022	11,442 (S)	$1.15
11/18/2022	28,474 (S)	$1.15
11/21/2022	14,531 (S)	$1.13
11/22/2022	10,000 (S)	$1.07
11/23/2022	10,400 (S)	$1.11
11/25/2022	10,000 (S)	$1.07

Page 15 of 19 Pages

Schedule D

One-Percent Disposition Culminating with Sale on 12/07/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) December 7, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
11/28/2022	10,000 (S)	$1.05
11/29/2022	10,000 (S)	$1.01
11/30/2022	10,000 (S)	$0.99
12/1/2022	10,000 (S)	$1.03
12/2/2022	10,000 (S)	$1.00
12/5/2022	10,000 (S)	$0.97
12/6/2022	10,000 (S)	$0.99
12/7/2022	10,000 (S)	$0.96

Page 16 of 19 Pages

Schedule E

One-Percent Disposition Culminating with Sale on 2/17/23

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) February 17, 2023.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2022	10,000 (S)	$0.93
12/9/2022	10,000 (S)	$0.91
12/12/2022	10,000 (S)	$0.90
12/13/2022	10,000 (S)	$0.90
12/14/2022	10,000 (S)	$0.91
12/15/2022	6,595 (S)	$0.88

SCHULER EDUCATION FOUNDATION

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) February 17, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
2/15/2023	16,047 (S)	$1.97
2/16/2023	1,326 (S)	$1.94
2/17/2023	16,061 (S)	$1.92

Page 17 of 19 Pages

Schedule F

One-Percent Disposition Culminating with Sale on 2/28/23

SCHULER EDUCATION FOUNDATION

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) February 28, 2023.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
2/21/2023	1,238 (S)	$1.91
2/22/2023	1,500 (S)	$1.91
2/23/2023	9,233 (S)	$1.93
2/24/2023	7 (S)	$1.92
2/27/2023	30,951 (S)	$1.91

Page 18 of 19 Pages

Schedule G

One-Percent Disposition Culminating with Sale on 5/24/23

SCHULER EDUCATION FOUNDATION

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days (or such lesser period as is required by Item 5(c) of Schedule 13D) preceding (and inclusive of) May 24, 2023.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	15,200 (S)	$4.37
5/10/2023	22,663 (S)	$4.18
5/11/2023	700 (S)	$4.20
5/12/2023	3,961 (S)	$4.20
5/15/2023	503 (S)	$4.20
5/19/2023	88,830 (S)	$4.64
5/22/2023	58,467 (S)	$5.14
5/23/2023	17,811 (S)	$5.52
5/24/2023	56,662 (S)	$5.50

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